Exhibit 99.32

August 9, 2019 #2019-12

Midas Gold Continues to Advance Solutions to Address Pre-existing Contamination in the Stibnite Mining District

Midas Gold’s Stibnite Gold Project Designed to Address Legacy Issues

August 9, 2019 – Midas Gold Corp. (TSX:MAX, OTCQX:MDRPF) (“Midas Gold” or the “Company”) understands that the Nez Perce Tribe has followed on from its Notice of Intent to sue (as reported by Midas Gold on June 6, 2019) by filing suit in federal court on essentially the same matters as discussed in the June 6, 2019 release. Midas Gold will vigorously defend the unwarranted and misguided lawsuit over water quality in the Stibnite Mining District related to historical mining activity dating back over 80 years and long before the Company acquired any rights to the site. Midas Gold is not, and has never, operated on site and is not responsible for the existing contamination but has proposed the Stibnite Gold Project (“Project”) as a means for providing the much-needed cleanup of historical waste polluting the area today. The lawsuit ignores the fact that Midas Gold Idaho has been actively working with regulators to gain permission to begin addressing water quality concerns even before the Project begins.

“It is unfortunate that we are now adversaries in ligation instead of partners in restoration,” said Laurel Sayer, CEO of Midas Gold Idaho. “Midas Gold and the Tribe are aligned on our concerns over water quality in the historic mining district and believe something must be done. This is why we’ve been working with the federal and state environmental regulators for well over a year and half on solutions, and for much longer on permitting the permanent solution. And, while we agree the site needs immediate attention to clean up the damage of the past, make no mistake – the problems outlined in this lawsuit were not caused by Midas Gold. We agree there is a problem, but a far better path would be for the Tribe to spend its energy and resources working with us on a solution rather than filing lawsuits. Filing a lawsuit at this stage merely impedes the process of the site getting the attention it deserves.”

Midas Gold has never conducted any mining operations at Stibnite and therefore has no control or responsibility for any pollutant discharges at the site. The Company’s actions have been limited to studying current conditions, evaluating the optimal solutions for remediation and restoration and presenting those solutions to the regulators responsible for permitting the site.

Water quality in the historical Stibnite Mining District has been impacted by more than a century of mining activity, most of which took place before modern environmental regulations existed. There are over three million tons of tailings from the World War II era laying unconstrained in the Meadow Creek Valley, capped by an additional seven million tons of spent heap leach ore, and numerous other open pits and waste rock dumps across the site. It is not unexpected to see elevated levels of metals in ground and surface water with these conditions.

Midas Gold developed its Plan of Restoration and Operations, which is currently under review of the U.S. Forest Service (USFS), to improve water quality and fix the long-standing environmental issues facing the site as part of its proposed Stibnite Gold Project. The proposed Project would reconnect fish to their native spawning grounds, fix the largest source of sedimentation in the river and remove tailings and waste rock that degrade water quality.

Midas Gold has been studying the water quality of the site for almost a decade. Water quality sampling undertaken by the Company as part of its characterization of the site showed very high arsenic and antimony levels, far beyond what is considered acceptable for drinking water or aquatic life standards. The Company has regularly submitted this and other water quality information to the USFS and state and federal environmental regulators as a part of Midas Gold’s continuing obligations under the federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). Under CERCLA, the Company is required to exercise appropriate care on the site and provide notice to environmental regulators regarding any discovery of hazardous substances and provide full cooperation, assistance and access to individuals authorized to act on site in hopes of finding solutions to improve the current conditions.

Midas Gold has been working closely with the Idaho Department of Environmental Quality and the United States Environmental Protection Agency to gain permission to take immediate action and learn more about the specific causes of degraded water quality in a number of locations. Under CERCLA, Midas Gold is not legally responsible for cleanup of site legacy impacts caused by previous mining companies or directed by government agencies. However, the Company wants to be part of the solution.

Despite Midas Gold’s proposed plan to improve water quality and address legacy issues caused by others, the Nez Perce Tribe nonetheless decided to move forward with its lawsuit against Midas Gold.

Midas Gold has engaged with and attempted to work with the Nez Perce Tribe for the last several years. In fact, the Company has reached out on multiple occasions, but the Tribe has refused the most recent overtures by the Company to collaborate on solutions for the Stibnite District.

Independent from its defense of this unproductive lawsuit, the Company will continue moving forward with its long-standing work to assess and improve water quality in the area, restore the site and return the site to environmental standards not seen in decades through responsible, modern mining.

About Midas Gold and the Stibnite Gold Project

Midas Gold, through its wholly owned subsidiaries are focused on the exploration and, if warranted, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by its Stibnite Gold Project.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations (t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

About the Stibnite Gold Project:

The historic Stibnite Mining District has seen over 100 years of mining activity. In 1938, the area became subject to large-scale mining on private and federal lands, largely for purposes of aiding the war effort with the production of tungsten and antimony. Since then, limited remediation of environmental legacies has occurred, but major impacts remain. The East Fork of the South Fork of the Salmon River flows directly into an abandoned mining pit, blocking anadromous fish from reaching spawning grounds. Abandoned tailings and waste rock lie on the valley floor, in unlined facilities, and are a threat to ground and surface water quality.

Midas Gold had no involvement in any of the historic mining that occurred at Stibnite. However, the Company’s plan for the Stibnite Gold Project contains a comprehensive plan for the reclamation, remediation and restoration of a landscape scarred by legacy contamination and addressing historical mining impacts across much of the site funded by the redevelopment of the site as a significant, long-life, modern mining operation. Midas Gold’s Plan of Restoration and Operations is currently under review by regulators.

Stibnite Gold Project Permitting Background

A detailed presentation on the Plan of Restoration and Operations can be found at www.midasgoldcorp.com. Details of previous news releases and technical studies can be found filed under Midas Gold’s profile on SEDAR (www.sedar.com) or at www.midasgoldcorp.com.

Forward-Looking Information

Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding possible events, next steps and courses of action including actions to be taken by the USFS, the State of Idaho and other government agencies and regulatory bodies. In certain cases, Forward-Looking Information can be identified by the use of words and phrases or variations of such words and phrases or statements such as "anticipates", "complete", "comprehensive", "defensible", "ensure", "potential" and "robust", in relation to certain actions, events or results "could", "may", "will", "would", be achieved. In preparing the Forward-Looking Information in this news release, Midas Gold has applied several material assumptions, including, but not limited to, assumptions that the current objectives concerning the Stibnite Gold Project can be achieved and that its other corporate activities will proceed as expected; that general business and economic conditions will not change in a materially adverse manner; that the formal review process under the National Environmental Policy Act (including a joint review process involving the USFS, the State of Idaho and other agencies and regulatory bodies) as well as the public comment period and Environmental Impact Statement will proceed in a timely manner and as expected; and that all requisite information will be available in a timely manner. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Midas Gold to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, changes in laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may result in unforeseen results in the review process under the NEPA; uncertainty surrounding input to be received pursuant to the public comment period; risks related to dependence on key personnel; risks related to unforeseen delays in the review process including availability of personnel from the USFS, State of Idaho and other agencies and regulatory bodies (including, but not limited to, future US government shutdowns); uncertainty as to what further actions or steps, if any, the Nez Perce Tribe will take; risks related to opposition to the Stibnite Gold Project, as well as those factors discussed in Midas Gold's public disclosure record. Although Midas Gold has attempted to identify important factors that could affect Midas Gold and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Midas Gold does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.